UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Data Domain, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 15, 2009, relating to the tender offer by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EMC (together with EMC, the “EMC Parties”), to purchase all outstanding shares of the Company’s Common Stock, par value $0.0001 per share, at $30.00 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009, and in the related Letter of Transmittal contained in the Schedule TO filed by EMC Parties with the SEC on June 2, 2009. At this time, the Board reaffirms its recommendation that the Company’s stockholders vote in favor of the adoption of the NetApp Merger Agreement that is described in the Proxy Statement/Prospectus that NetApp has filed with the SEC and recommends that the stockholders of the Company reject the EMC Offer and not tender their shares of Common Stock to the EMC Parties pursuant to the EMC Offer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	The Solicitation or Recommendation.

The section of Item 4(b) entitled “Background of the Pending NetApp Merger and the EMC Offer.” is hereby amended and supplemented by the addition of the following new paragraphs:

On June 15, 2009, the Company filed the Schedule 14D-9 with the SEC in which the Board recommended that the holders of Common Stock reject the EMC Offer and in which the Board reaffirmed its recommendation that the holders of Common Stock vote to approve the adoption of the Merger Agreement.

On June 15, 2009, after the filing of the Schedule 14D-9, the Company was notified that the Police & Fire Retirement System of the City of Detroit (the “PFRS Detroit”) filed a lawsuit in Delaware Chancery Court against the Board and NetApp alleging that the Board breached its fiduciary duties in connection with the Pending NetApp Merger and that NetApp aided and abetted such breach. PFRS Detroit seeks unspecified damages, preliminary and permanent injunctive relief against the Pending NetApp Merger, and costs and attorneys’ fees. The Company was served with the complaint on June 16, 2009.

On June 17, 2009, NetApp filed an amendment to its Registration on Form S-4 (File No. 333-159722) with the SEC, which contained updates to the Proxy Statement/Prospectus. The updated Proxy Statement/Prospectus is filed as Exhibit (a)(5)(C) to this Statement and is incorporated herein by reference.

On June 17, 2009, EMC announced that it will voluntarily re-file its notification under the HSR Act with the FTC in connection the EMC Offer, which will have the effect of beginning an additional 15-day waiting period in which the FTC can review EMC’s notification under the HSR Act.

ITEM 8.	Other Material Information.

Item 8(d) entitled “Antitrust.” is hereby amended by the addition of the following new paragraph:

On June 17, 2009, EMC announced that it will voluntarily re-file its notification under the HSR Act with the FTC in connection the EMC Offer, which will have the effect of beginning an additional 15-day waiting period in which the FTC can review EMC’s notification under the HSR Act.

ITEM 9.	Exhibits.

Item 9 is hereby amended and supplemented by the adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)	Proxy Statement/Prospectus with respect to the Pending NetApp Merger (contained in Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-159722) filed by NetApp with the SEC on June 17, 2009 and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2009	DATA DOMAIN INC.

	By:	/s/ Michael P. Scarpelli
	Name:	Michael P. Scarpelli
	Title:	Chief Financial Officer